05013631

UNITED REEF
LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 79,552,645

Toronto, Ontario
December 8, 2005

PRESS RELEASE

UNITED REEF – EXTENSION OF WARRANTS

United Reef Limited (URP-TSX-V, URPL-CNQ) ("United Reef") said today that, subject to regulatory approval, it will extend the expiry dates of common share purchase warrants issued on June 23, 2004 and September 29, 2004 pursuant to private placements, exercisable at $0.15 per warrant. The expiry date of 3,540,000 warrants will be extended from December 23, 2005 to June 22, 2006 and the expiry date of 1,000,000 warrants will be extended from March 28, 2006 to September 28, 2006. All other terms of the warrants will remain in effect, unamended.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

- 30 -

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No 82-4331

UNITED REEF LIMITED

QUARTERLY REPORT
FOR THE NINE MONTHS ENDED AUGUST 31, 2005
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

UNITED REEF LIMITED
Report to Shareholders

Dear Shareholders:

We are pleased to provide you with an update on the Company's activities since our last report to you on July 25, 2005. The Company was active during the quarter ended August 31st advancing our participation in the Central African Republic ("CAR") oil and gas project and concluding the exploration program on our Nickel Offsets project in the Sudbury area of Ontario. This report accompanies the Company's unaudited financial statements for the period ended August 31, 2005, together with management's discussion and analysis relating to those financial statements.

Oil & Gas Project, CAR

As we reported last quarter, a new, democratically elected government was formed in CAR in late June. During mid-August a delegation of representatives of the Company and RSM Production Corporation ("RSM"), the CAR oil and gas permit holder and our partner, met with senior government officials in Bangui, the CAR capital. The purpose of these meetings was to review with the new government an extensive report submitted to the government by RSM in June. Among other things the report included a proposed work program and identified a number of issues to be resolved with the new government that have affected RSM's agreement since it became effective in November 2000, including events of force majeure. Meetings took place with the Prime Minister, Minister of Energy, Mines and Hydraulics and other members of the government. It was apparent from our meetings that the new government has many pressing issues to deal with but we were given assurance by week's end that the appropriate government ministries would begin to address the issues raised by RSM in their report.

On September 15, 2005 representatives of the Company and RSM had the opportunity to meet with CAR's President Bozizé and the Minister of State for Foreign Affairs, Regional Integration and Francophony in New York to discuss the RSM project. The meeting concluded by the President thanking the delegation for presenting to him the relevant documents to allow him to review the issues raised by RSM.

A further meeting took place in Washington, D.C. on September 26th with the Prime Minister of CAR and the Minister of Finances and Budget with members of the Company's management to follow up on previous meetings with CAR's government members. The meeting concluded with the Prime Minister's advice that the government was preparing responses to the issues raised by RSM.

We are also advised that during the second week of October a request was made to RSM to provide the Ministry of Energy, Mines and Hydraulics with additional information to aid the Ministry in the preparation of a report to the government on the RSM project. Management is hopeful that this now signals that action is being taken by the CAR government to address the issues raised by RSM including a resolution of force majeure under the agreement. Upon receipt of the government's response United Reef and RSM will move ahead quickly to mobilize the planned seismic acquisition program over the Doseo area of the RSM permit.

Nickel Offsets Project, Sudbury Area

Results of the exploration program carried out on the Company's Nickel Offsets property during the Spring and early Summer were disappointing. A more extensive summary of the program and the results were contained in the Company's October 27, 2005 press release. As mentioned in that press release, a technical report on the exploration program, written by independent consultants, has been filed on SEDAR. The program had been designed to test areas of the property between surface and a depth of 500 meters, however no significant mineralization was encountered. Three out of 23 IP anomalies identified in geophysical surveys carried out during 2003 and 2004 were tested by diamond drilling. The independent consultants concluded that the amount of disseminated sulphide mineralization encountered in these drill holes is very weak and may or may not account for the anomalies. The consultants have recommended that all of the available geophysical data for the property be reviewed prior to the selection of further drill targets. They have indicated that there are still several broad areas of the Foy Offset Dike within the property that have not been explored by diamond drilling which may warrant further testing after a reassessment of available geophysical data.

The Company has granted CHS a ninety-day extension, until January 2006, to review the results of the program and to elect to exercise their right to maintain their option to earn a 50% working interest in the property.

Financing

In early June, after being advised of the successful conclusion of the CAR elections, management decided to commence a private placement offering to raise up to $5 million. Proceeds of the offering will be used to fund the Company's 50% share of the estimated cost of the proposed 2D-seismic program in CAR and for general working capital. Management recognized that the summer holiday period and the unresolved issue of force majeure may have an impact on our ability to market the offering. We are pleased to report however, that approximately one third of our objective was met through subscriptions from individual and institutional investors for total proceeds of approximately $1.6 million, which closed on August 11, 2005. Further details of the offering are set out in the accompanying financial statements and management discussion and analysis. We are pleased that several new institutional investors became shareholders of the Company through this offering. It is management's intent to seek additional funds for our commitments to the CAR project following a resolution of the RSM force majeure issues with the CAR government. Management remains optimistic that these issues will be resolved shortly.

On behalf of the board of directors we thank the shareholders for their continuing support of the Company.

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

October 28, 2005

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the nine months ended August 31, 2005, with comparative figures for the nine month period ended August 31, 2004. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company established a public market again for its shares in July 2003 through a listing on the CNQ stock exchange. Effective May 17, 2005 the Company's common shares also commenced trading on the TSX Venture Exchange. In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Management believes that the Company has been placed in a favourable position for growth by its involvement in the CAR oil & gas project and the Sudbury copper, nickel and platinum group metals project. Increasing global economic activity continues to drive demand for oil & gas as well as base and precious metals.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border. RSM declared "force majeure" under the terms of the RSM Contract in April 2003 as a result of civil unrest in CAR. The subsequent transitional government of CAR acknowledged to RSM in November 2003 that events of force majeure had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

During August and September management of the Company and representatives of RSM had the opportunity to have meetings with senior government officials of the CAR, both in the CAR and in North America. The Company is awaiting a response and direction from the CAR government to a number of matters discussed at the meetings, including a resolution of force majeure issues and access to the permit area.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over the next four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property. During June diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine completed holes. A summary report of the programs has been prepared by independent consultants and results of the program were announced in a press release dated October 26, 2005. No significant copper-nickel-PGE mineralization was located from the diamond drilling and tailings sampling programs. The consultants recommend that a complete re-assessment of available geophysical data be undertaken prior to any further diamond drilling. The Company has granted CHS a 90-day extension to make a decision to exercise their second year option commitments.

Financial Condition and Results of Operations

Private Placement

On August 11, 2005 the Company completed the previously announced brokered private placement of 10,757,833 Units at a price of $0.15 per Unit with individual and institutional investors for total proceeds of $1,613,675 (the "Offering"). Each Unit consisted of one common share plus one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of United Reef at a price of $0.20 for a period of two years from August 11, 2005.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units pursuant to the offering. Immediately following completion of the Offering, RAB owned, including warrants, 9,999,999 shares of United Reef

representing approximately 12.6% of the issued and outstanding shares of United Reef on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of United Reef subscribed for 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, United Reef paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant will entitle the holder to purchase one Unit of United Reef at a price of Cdn $0.15 for a period of two years from August 11, 2005.

The net proceeds of the private placement will be used towards financing the costs of a proposed new 2D-seismic program on the oil & gas exploration project in the CAR and for general corporate purposes. The securities issued pursuant to the Offering are subject to a four month trade restriction (from closing) in accordance with applicable securities law and the policies of the TSX Venture Exchange.

August 31, 2005 vs. August 31, 2004

The Company's current assets increased $928,823 to $1,561,394 at August 31, 2005 from $632,471 at August 31, 2004 primarily due to an increase in cash to $1,546,199 from $620,543 at August 31, 2004. Capitalized expenditures on its oil & gas exploration property increased $178,614 to $236,123 while the Nickel Offsets property balance decreased to $165,143 due to recoveries of $17,118 at the end of the period compared with balances of $57,509 and $178,322, respectively, at August 31, 2004. The $6,436 (2004 – Nil) Due From Joint Venture Partner represents expenditures made by the Company on behalf of its joint venture partner on the Nickel Offsets project which are to be reimbursed to the Company by the joint venture partner.

The Company's current liabilities increased by $88,844 to $117,582 at the end of the period (2004 – $28,738) primarily relating to expenditures made on behalf of its joint venture partner on the Nickel Offsets project. See Note 1 to the interim financial statements for the period ended August 31, 2005. The Company does not have any long term liabilities.

General and administrative expenses for the nine months ended August 31, 2005 were $360,867 compared to $192,433, before the recognition of non-recurring items and interest income, at August 31, 2004. The net loss for the period was $353,508 as compared to a loss of $125,886 to August 31, 2004. During the nine month period ended August 31, 2004 the Company recorded a gain of $65,560 on the sale of shares of AXMIN. The most significant items of increased expenditure during the nine month period ended August 31, 2005 relate to increased administrative costs of approximately $60,091, shareholders' information and filing fees of $32,254, transfer agent fees of $11,186 and advertising and promotion expenses of $39,505 compared to the same period in 2004; and the recognition of stock-based compensation during the period of $16,477. There was no stock-based compensation expense recorded in the first nine months of 2004 as the Company did not adopt its policy for the recognition of stock-based compensation until its November 30, 2004 year-end. See note 6(e) to the Company's November 30, 2004 audited financial statements.

The increased general and administrative expenses incurred during the period are primarily attributable to the increased level of activity of the Company. Since the early 1990's the majority of the Company's administrative functions and corporate offices have been provided by M.D. Coulter & Associates Inc. ("MDC"), a private company owned by the President and Secretary of the Company. MDC has advised the Company that on a progressive basis during 2005 it will be phasing out its provision of services and office facilities to the Company. Management is implementing steps to assume responsibility directly by

the Company for the various administrative functions previously provided by MDC and as a result our general and administrative expenses are increasing.

August 31, 2005 vs. November 30, 2004

During the nine month period ended August 31, 2005 the Company's current assets increased by $989,647 to $1,561,394 from $571,747 at November 30, 2004. Capitalized expenditures on its oil & gas exploration property increased $119,564 to $236,123 while the Nickel Offsets property balance decreased to $165,143 due to recoveries of $17,118 at the end of the period compared with balances of $116,559 and $182,261, respectively, at the year end.

The Company's current liabilities for the nine month period ended August 31, 2005 increased $81,916 to $117,582 compared to $35,666 at the year end primarily relating to increased trade payable balances and expenditures made on behalf of its joint venture partner for the Nickel Offsets project. See Note 1 to the interim financial statements for the period ended August 31, 2005. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	(96,173)	(153,376)	(103,959)	(146,537)	(61,173)	(3,927)	(60,785)	105,572
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	0.00
Net income (loss) per share, fully diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Total assets	1,991,987	868,312	912,393	880,987	879,138	312,249	267,376	318,626
Working capital surplus (deficiency)	1,443,812	188,414	432,433	536,081	603,733	(6,871)	38,781	77,051

Liquidity and Capital Resources

At August 31, 2005 the Company had cash resources of $1,546,199 compared to $620,543 at August 31, 2004 and $560,538 at the year-ended November 30, 2004. At August 31, 2005 the Company had a working capital surplus of $1,443,812 (defined as the difference between current assets and current

liabilities) compared with a surplus of $603,733 at August 31, 2004 and a surplus at November 30, 2004 of $536,081.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The Company's common shares trade on the CNQ stock exchange and the TSX Venture Exchange. In 2004 the Company raised $801,945 (net of issue costs) from the sale of 9,080,000 units (the "Units"). On August 11, 2005 the Company raised $1,343,615 (net of issue costs) from the sale of 10,757,833 Units. Each Unit consisted of one common share and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common share of the Company. During the period ended August 31, 2005, 150,000 Warrants were exercised for proceeds of $22,500. On June 8, 2005, 500,000 common share purchase options were granted pursuant to the terms of the Company's 2005 Stock Option Plan.

The fully-diluted number of shares outstanding at October 28, 2005 and November 30, 2004 were 78,794,832 and 61,397,453, respectively, consisting of the following:

	October 28, 2005	**November 30, 2004**
Common shares	63,660,287	52,752,453
Common share purchase warrants	9,918,918	4,790,000
Broker's warrants	1,515,627	655,000
Common share purchase options	3,700,000	3,200,000
Fully-diluted shares outstanding	78,794,832	61,397,453

The exercise terms of the warrants and options are set out in Note 6 to the interim financial statements for the period ended August 31, 2005.

Related Party Transactions

Related party transactions are set out in note 5 to the interim financial statements for the period ended August 31, 2005.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

Outlook

Management believes the Company is well positioned to benefit from the presently forecasted positive outlooks for commodity prices generally. Through our exploration projects for oil & gas in CAR and base and precious metals in the Sudbury area, we anticipate the Company will be rewarded through asset growth as a result of successful exploration on these projects. Management has had a positive response from potential investors in the oil & gas project since the release of technical information on this project in late January 2005. We anticipate further success in raising the Company's share of funding for the proposed seismic acquisition program on the CAR project following a resolution of the force majeure issue with the recently elected CAR government.

In the case of the Sudbury project, our joint venture partner funded 100% of the costs of exploration related to this project in 2005 as part of their earn-in. The Company has granted CHS a 90-day extension to make a decision to exercise their second year option commitments.

Changes in Accounting Policies

The interim financial statements have been prepared in accordance with the accounting policies described in the Company's audited financial statements for the year-ended November 30, 2004, except that the Company recorded, as an asset, amounts due from its joint venture partner in the Nickel Offsets project. These amounts relate to expenses incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner.

October 28, 2005
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED AUGUST 31, 2005

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the nine month periods ended August 31, 2005 and August 31, 2004.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	August 31, 2005 (unaudited)	November 30, 2004 (audited)
ASSETS		
Current		
Cash	$ 1,546,199	$ 560,538
Prepaid expenses and sundry receivables	15,195	11,209
	1,561,394	571,747
Investment in marketable securities (Note 2)	20,417	10,417
Investment in exploration properties (Note 3)	401,269	298,823
Due from joint venture partner (Note 4)	6,436	-
Other assets	2,471	-
	$ 1,991,987	$ 880,987
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 97,877	$ 22,094
Due to related parties (Note 5(b))	19,705	13,572
	117,582	35,666
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	19,440,508	18,315,368
Contributed surplus:		
Warrants (Note 6(c) and (d))	298,635	57,660
Stock Options (Note 6(e))	51,302	34,825
Deficit	(17,916,040)	(17,562,532)
	1,874,405	845,321
	$ 1,991,987	$ 880,987

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31		For nine months ended August 31,	
	2005	2004	2005	2004
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	43,906	46,494	141,094	81,003
Management fees	15,000	-	45,000	45,000
Insurance	2,012	492	11,528	4,473
Shareholders' information and filing fees	8,819	7,471	50,118	17,864
Transfer Agent	2,423	2,741	19,064	7,878
Legal and audit	12,275	2,100	25,633	27,290
Advertising and promotion	3,140	2,286	52,020	12,515
Foreign exchange (gain) loss	5,705	(411)	(68)	(3,590)
Stock-based compensation	8,627	-	16,477	-
Loss before the following	(101,907)	(61,173)	(360,867)	(192,433)
Interest and other income	5,734	-	7,358	988
Gain on sale of AXMIN shares	-	-	-	65,560
Net loss for the period (Note 6(f))	(96,173)	(61,173)	(353,508)	(125,886)
DEFICIT, beginning of period	(17,819,867)	(17,354,823)	(17,562,532)	(17,290,110)
DEFICIT, end of period	$ (17,916,040)	$ (17,415,996)	$ (17,916,040)	$ (17,415,996)
Loss per share for the period	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31, 2005	For the three months ended August 31, 2004	For the nine months ended August 31, 2005	For the nine months ended August 31, 2004
Operating activities				
Net loss for the period	$ (96,173)	$ (61,173)	$ (353,508)	$ (125,886)
Gain on sale of AXMIN shares	-	-	-	(65,560)
Stock-based compensation	8,627	-	16,477	-
	(87,546)	(61,173)	(337,031)	(191,446)
Non-cash items:				
Prepaid and sundry receivables	(338)	125	(3,986)	(5,706)
Accounts payable and accrued liabilities	(137,665)	(33,925)	75,784	2,701
	(225,549)	(94,973)	(265,234)	(194,451)
Investing activities				
Proceeds on sale of AXMIN shares	-	-	-	75,560
Increase in marketable securities	-	-	(10,000)	-
Recoveries (expenditures) on resource properties	-	7,927	17,118	(52,736)
Expenditures on oil & gas project	(81,686)	(38,963)	(119,564)	(57,509)
Increase in other assets	-	-	(2,471)	-
	(81,686)	(31,036)	(114,917)	(34,685)
Financing activities				
Issuance of common shares	1,102,640	642,813	1,125,140	692,813
Increase in fair value of warrants issued	240,975	-	240,975	-
Increase in shares to be issued	-	60,000	-	60,000
Advance (due) from joint venture partner	81,015	-	(6,436)	-
Increase (decrease) in amounts due to related parties	5,271	(40,826)	6,133	(69,117)
	1,429,901	661,987	1,365,812	683,696
Change in cash	1,122,667	535,978	985,662	454,561
CASH, beginning of period	423,534	84,566	560,538	165,983
CASH, end of period	$ 1,546,199	$ 620,543	$ 1,546,199	$ 620,543
SUPPLEMENTARY CASH FLOW INFORMATION:				
Shares issued in settlement of debt	-	-	-	$ 50,000

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended August 31, 2005 are not necessarily indicative of the results that may be expected for the year ending November 30, 2005.

The balance sheet at November 30, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2004, except that the Company recorded, as an asset, exploration expenditures made on behalf of its joint venture partner in the Nickel Offsets project. These expenses are being incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner. See Note 4. For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2004.

2. Investment in Marketable Securities

(a) AXMIN Inc. ("AXMIN")

At August 31, 2005, the Company held 100,000 (2004 – 100,000) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.52 on August 31, 2005, the date the shares last traded prior to the period end. The carrying value for these shares is $10,417.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

On January 4, 2005 the Company announced that the option referred to in Note 3(a) was exercised by CHS. As required pursuant to the option agreement, CHS made payment of $7,118 and issued 100,000 common shares of CHS to the Company. CHS' shares closed at $0.035 on August 31, 2005, the date the shares last traded prior to the period end. The carrying value of the 100,000 shares is $10,000. See Notes 3, 4 and 8.

(Expressed in Canadian dollars)

3. Investment in Exploration Properties

Property Description	Foot Note	Opening Balance at December 1, 2004	Expenditures	Recoveries	Closing Balance at August 31, 2005
Nickel Offsets, Sudbury area, Ontario	(a)	$182,261	-	(17,118)	$165,143
Oil & Gas Project, Central African Republic	(b)	116,559	119,564	-	236,123
Other		3	-	-	3
		$298,823	$119,564	(17,118)	$401,269

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. In addition, to maintain the option CHS must annually make a payment of $25,000 and issue 100,000 CHS common shares to the Company. The Company is the operator of the project. See Notes 2(b), 4 and 8.

The President of the Company, Michael Coulter, has been a director of CHS since February, 1992. Mr. Coulter has advised the Company that, other than 200,000 options to acquire common shares of CHS at $0.16 per share until May 15, 2010 granted to him by CHS on May 16, 2005, he does not presently own any shares of CHS.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,204 km$^{(2)}$ oil & gas exploration permit area in the Central African Republic.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Expenditures during the period relate to professional consulting services, travel and communication costs related to the project.

4. Due from Joint Venture Partner

During the period International CHS Resource Corporation ("CHS") advanced $349,960 to the Company to reimburse the Company for exploration expenditures incurred on CHS's behalf on the exploration program being carried out on the Nickel Offsets property as part of CHS' work commitment to earn a 50% interest in the property. At August 31, 2005 the Company had incurred $356,396 in exploration expenditures. See Notes 2(b) and 3(a).

(Expressed in Canadian dollars)

5. Related Party Transactions

(a) See note 3(a).

(b) Due to Related Parties

During the period, the Company incurred expenses in the amount of $122,052 (2004 - $93,713) for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At August 13, 2005 the Company was indebted to MDC for $17,137 (2004 - $11,049).

Effective June 2, 2005 Mr. Paul MacKay, Ph.D., P.Geol., P.Geoph. was appointed Vice President, Oil & Gas of the Company. Since his appointment the Company incurred expenditures in the amount of $25,364 for consulting services and out-of-pocket expenses provided by Paul MacKay Geoconsulting Ltd. ("MacKay"), which is owned by Mr. MacKay. At August 31, 2005 the Company was indebted to MacKay for $2,568. Prior to Mr. MacKay's appointment, MacKay had also been paid $17,107 for Mr. MacKay's services as an independent consultant to the Company, during the current fiscal year.

(c) During the period, the Company incurred expenditures in the amount of $61,931 for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

(d) Paul MacKay, Vice President, Oil & Gas of the Company participated in the Offering referred to in Note 6(b)(ii).

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital*:

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2004	52,752,454	$18,315,368
Issued for cash (exercise of warrants)(i)	150,000	22,500
Issued for cash (private placement)(ii)	10,757,833	1,343,615
Fair value of warrants issued to a broker and Shareholders (Note 6(c) and 6(d)		(240,975)
Balance at August 31, 2005	63,660,287	$19,440,508

(i) Effective December 13, 2004 150,000 common share purchase warrants were exercised at $0.15 per shares.

(ii) On August 11, 2005 the Company closed a private placement (the "Offering") of units (the "Units"). Each Unit consisted of one common

(Expressed in Canadian dollars)

shares and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common shares at a price of $0.20 for a period of two years from the date of closing. A total of 10,757,833 Units were subscribed for, for gross proceeds of $1,613,675.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units pursuant to the Offering. RAB would own, including Warrants, 9,999,999 shares of the Company representing approximately 12.6% of the issued and outstanding shares of the Company on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of the Company purchased 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, the Company paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant entitles the holder to purchase one Unit of the Company at a price of Cdn $0.15 for a period of two years from August 11, 2005.

The net proceeds of the private placement will be used towards financing the costs of a proposed new 2D-seismic program on an oil & gas exploration project in the Central African Republic and for general corporate purposes. The securities issued pursuant to the Offering are subject to a four month trade restriction in accordance with applicable securities law and the policies of the TSX Venture Exchange.

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	Value Assigned $	Average Exercise Price $
Balance at November 30, 2004	4,790,000	35,240	0.15
Exercised	(150,000)	-	0.15
Expired	(100,000)	-	0.15
Issued (See note 6(b)(ii))	5,378,918	215,517	0.20
Balance at August 31, 2005	9,918,918	250,757	

At August 31, 2005 the following common share purchase warrants were outstanding:

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until December 23, 2005;

(Expressed in Canadian dollars)

- 1,000,000 common share purchase warrants exercisable at $0.15 per share until March 28, 2006.

- 5,378,918 common share purchase warrants exercisable at $0.20 per share until August 11, 2007

d) *Broker's Warrants*

	Number of Broker's	**Value Assigned $**	**Average Exercise Price $**
Balance at November 30, 2004	655,000	22,420	0.10
Issued (see note 6(b)(ii))	860,627	25,818	0.15
Balance at August 31, 2005	1,515,627	48,238	

At August 31, 2005 the following Broker's Warrants were outstanding:

- 505,000 Broker's Warrants exercisable at $0.10 until December 23, 2005 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until December 23, 2005;

- 150,000 Broker's Warrants exercisable at $0.10 until March 28, 2006 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until March 28, 2006.

- 860,627 Broker's Warrants exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) *Common Share Purchase Options:*

At the Annual and Special Meeting of shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. The Plan governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company.

On June 8, 2005 the Company granted the following stock options to its recently appointed Vice President, Oil & Gas, Paul MacKay, Ph.D., P.Geol., P.Geoph. and to Exploration Manager, Gary Nassif, M.Sc., P.Geo. pursuant to the terms of the Plan.

(Expressed in Canadian dollars)

Name of Optionee	Relationship to Company	Number of Stock Options Granted	Exercise Price	Expiry Date
Paul MacKay	Officer	400,000	$0.15	June 7, 2008
Gary Nassif	Employee	100,000	$0.15	June 7, 2008

One-quarter of the above stock options vest on each of the date of grant, the 6-month, 12-month and 18-month anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company.

At August 31, 2005 the following Common Share Purchase Options were outstanding:

- 2,400,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.

- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.

- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.

During the period ended August 31, 2005, the Company recognized a stock based compensation expense of $16,477.

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 53,304,082 shares (2004 – 45,264,862).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

8. Subsequent Events

Subsequent to the period end, an independent technical report on the results of the 2005 summer field program on the Nickel Offsets property was released by the Company. As a result of the recent finalization of the report, the Company has granted to International CHS Resource Corporation ("CHS") a ninety-day extension, until January 31, 2006, in order to review the results and elect to maintain their option to earn a working interest in the property. The extension will defer CHS's right to make certain payments to the Company and for CHS to elect to fund a further exploration program on the property.